UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

CHAMBERS STREET PROPERTIES

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Common Shares of Beneficial Interest, par value $0.01 per share

(Title of Class of Securities)

157842-105

(CUSIP Number of Class of Securities)

Jack A. Cuneo

President and Chief Executive Officer

Chambers Street Properties

47 Hulfish Street, Suite 210

Princeton, New Jersey 08542

(609) 683-4900

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Jason D. Myers

Ivan Presant

Clifford Chance US LLP

31 West 52nd Street

New York, NY 10019

(212) 878-8000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$125,000,000	$17,050

(1)

Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to $125,000,000 in value of Common Shares of Beneficial Interest, par value $0.01 per share, of Chambers Street Properties.

(2)

The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Rate Advisory No. 1 for fiscal year 2013, equals $136.40 per million dollars of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$17,050	Filing Party:	Chambers Street Properties

Form or Registration No:	005-87387	Date Filed:	May 21, 2013

☐	Check the box if filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO initially filed by Chambers Street Properties, a Maryland real estate investment trust (the “Company”), with the Securities and Exchange Commission (the “SEC”) on May 21, 2013 (as may be further supplemented or amended from time to time, the “Schedule TO”), which relates to the offer by the Company to purchase for cash up to $125,000,000 in value of its Common Shares of Beneficial Interest, par value $0.01 per share (the “Common Shares”), at a price specified by the tendering shareholders of not greater than $10.60 nor less than $10.10 per Common Share, net to the seller in cash, less any applicable withholding taxes and without interest.

The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2013 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed with the Schedule TO (which together, as amended or supplemented from time to time, constitute the “Offer”). The Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

This Amendment No. 1 is being filed to amend and supplement certain provisions of the Schedule TO as set forth herein. The information contained in the Offer to Purchase and the related Letter of Transmittal, previously filed with the Schedule TO, are incorporated into this Amendment No. 1 to Schedule TO by reference in response to all the items of the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 6.	Purposes of the Transaction and Plans or Proposals

Item 6 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On May 31, 2013, we adjourned our annual meeting of shareholders with respect to the proposal to approve an amendment and restatement of our declaration of trust. The reconvened annual meeting of shareholders will be held on June 25, 2013 at 10:00 a.m. local time, at 47 Hulfish Street, Suite 210, Princeton, New Jersey 08542.

Item 7.	Source and Amount of Funds or Other Consideration

Item 7 of the Schedule TO is hereby amended and supplemented by the information set forth below under Item 12, which information is incorporated by reference.

Item 12.	Exhibits

(a)(1)(A)         Offer to Purchase

The Offer to Purchase is hereby amended and supplemented by adding the following description of the Company’s unsecured revolving credit facility, which is included in its Annual Report on Form 10-K for the year ended December 31, 2012 and Quarterly Report on Form 10-Q for the period ended March 31, 2013, at the end of “Section 8–Source and Amount of Funds”:

On September 13, 2012, we entered into a credit agreement (the “Credit Agreement”) with CSP Operating Partnership, LP (“CSP OP”), Wells Fargo Bank, National Association as administrative agent, the financial institutions party thereto as lenders, Wells Fargo Securities, LLC, RBC Capital Markets, as joint lead arrangers and joint bookrunners, Royal Bank of Canada, as syndication agent and each of Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank and TD Bank, N.A. as a documentation agent, to provide CSP OP with an unsecured, revolving credit facility (the “Unsecured Credit Facility”) with an initial capacity of $700,000,000. The Unsecured Credit Facility replaced the amended Wells Fargo credit facility, which was terminated concurrently with the closing of the Unsecured Credit Facility. The Company paid the $25,000,000 outstanding balance of the amended Wells Fargo credit facility with cash on hand and expensed the unamortized deferred financing costs associated with obtaining the loan totaling $1,191,000. During the year ended December 31, 2012, $265,000,000 was drawn under the Unsecured Credit Facility with the remaining $435,000,000 available for disbursement during the term of the facility. The $265,000,000 is included in Loan Payable on our consolidated balance sheets as of December 31, 2012. The Unsecured Credit Facility has a term of four years, which term may be extended for one year at the option of CSP OP provided that CSP OP is not then in default and upon payment of customary extension fees. The Unsecured Credit Facility has no minimum outstanding balance requirements. Under certain circumstances, CSP OP may request an increase in the capacity of the Unsecured Credit Facility by up to an additional $700,000,000, to an aggregate size of $1,400,000,000, although none of the lenders has any obligation to participate in such increase. The Unsecured Credit Facility includes a $25,000,000 swingline sub-facility and a $25,000,000 letter of credit sub-facility. CSP OP paid customary arrangement and commitment fees to the lenders in connection with the Unsecured Credit Facility. The Company and certain of its subsidiaries have provided a guaranty in connection with the Unsecured Credit Facility.

The loans under the Unsecured Credit Facility will bear interest, at CSP OP’s election, based on (i) LIBOR, for interest periods of one, three or six months, plus the applicable margin, or (ii) the LIBOR Market Index Rate plus the applicable margin (if the LIBOR Market

Index Rate is unavailable, the per annum rate of interest would be the Federal Funds Rate plus 1.5%, plus the applicable margin). The LIBOR Market Index Rate is LIBOR in respect of loans of one-month interest periods, determined on a daily basis, plus the applicable margin. The applicable margin is (i) for periods prior to the Company or CSP OP having a credit rating, based on the Company’s then current leverage ratio, and (ii) during such periods when the Company or CSP OP has a credit rating, based on its then current credit rating. The applicable margin can vary from (i) 1.60% to 2.35% based upon the then current leverage ratio, or (ii) 1.00% to 1.80% based upon a then current credit rating of the Company or CSP OP. As of the closing of the Unsecured Credit Facility, the current stated applicable margin was 1.60%. CSP OP will pay customary fees in connection with borrowings under the Unsecured Credit Facility. Further, CSP OP may prepay any revolving or swingline loan, in whole or in part, at any time without premium or penalty. As of March 31, 2013, outstanding borrowings of $70,044,000 bear interest at a rate of 1.81% based on 1.60% over the one month LIBOR.

Under the Unsecured Credit Facility, the Company will be subject to certain financial covenants that require, among other things: the maintenance of (i) a leverage ratio of not more than 0.60; (ii) a fixed charge coverage ratio of at least 1.50; (iii) a secured leverage ratio of not more than (a) 0.45 prior to the Unsecured Credit Facility’s second anniversary, or (b) 0.40 thereafter; (iv) an unencumbered leverage ratio of not more than 0.60; (v) a ratio of unencumbered net operating income to unsecured interest expense of at least 1.75 (unless the Company or CSP OP obtains an investment grade credit rating, in which case this requirement is eliminated); (vi) minimum tangible net worth of $1,653,403,000 plus 85% of the net proceeds of certain future equity issuances; and (vii) unencumbered asset value of at least $400,000,000. In addition, the Unsecured Credit Facility contains a number of customary non-financial covenants including those restricting liens, mergers, sales of assets, certain investments in unimproved land and mortgage receivables, intercompany transfers, transactions with affiliates and distributions.

On March 7, 2013, we entered into a First Amendment (the “First Amendment”) to the Credit Agreement with CSP OP, Wells Fargo Bank, National Association, as administrative agent, the financial institutions party thereto as lenders, Wells Fargo Bank, National Association, Bank of Montreal, Barclays Bank PLC, JPMorgan Chase Bank, N.A., Regions Bank, TD Bank, Citibank, N.A., Union Bank, N.A., PNC Bank, National Association, RBS Citizens, N.A. U.S. Bank National Association, and Goldman Sachs Bank USA, which provided us with an unsecured, revolving credit facility in the initial amount of $700,000,000. The First Amendment modified the Unsecured Credit Facility to among other things: (i) amend certain definitions, (ii) amend certain requirements of the guarantor, (iii) amend the requirements relating to quarterly financial statements, annual statements, compliance certificates and certain other SEC filings, (iv) amend the requirements relating to electronic delivery of information, (v) provide the Company with an option to restate the tangible net worth covenant in the event of a redemption event, (vi) remove the restriction on negative pledges, (vii) amend the restrictions on intercompany transfers and (viii) amend certain disclosure and confidentiality provisions.

We have not made any plans or arrangements to finance or repay the Unsecured Credit Facility prior to its maturity, other than scheduled amortization payments and mandatory repayments required by the Unsecured Credit Facility.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHAMBERS STREET PROPERTIES

By:	/S/ MARTIN A. REID
Name:	Martin A. Reid
Title:	Chief Financial Officer

June 4, 2013